================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------


                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 TXU ENSAVE PLAN
                   (Formerly the ENSERCH Corporation Employee
                        Stock Purchase and Savings Plan)


                           Commission File No. 1-3183


                            -------------------------

                                    TXU CORP.


              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

FINANCIAL STATEMENTS

  The following statements are furnished for the Plan:

    Statements of Net Assets Available for Benefits
      December 31, 2000 and 1999...........................................   3

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2000 and 1999.......................   4

    Notes to Financial Statements..........................................   5

    Supplemental Schedules:

      Form 5500, Schedule H, Part IV, line 4i; Schedule of Assets
        (Held at End of Year), December 31, 2000...........................  11

      Form 5500, Schedule H, Part IV, line 4j; Schedule of
        Reportable Transactions Ended December 31, 2000....................  12

INDEPENDENT AUDITORS' REPORT...............................................  13

SIGNATURE..................................................................  14

EXHIBITS

  The following exhibit is filed herewith:

    Independent Auditors' Consent

                                 TXU ENSAVE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             DECEMBER 31,
                                                      --------------------------
                                                         2000          1999
                                                         ----          ----

ASSETS
  Cash and short-term investments.................    $   348,906    $   306,637
  Investments-- at fair value.....................     68,387,683     65,483,315
  Investment in participant loans receivable......      1,190,977      1,079,990
  Dividends and interest receivable ..............          8,445          8,143
                                                      -----------    -----------
          Total assets............................     69,936,011     66,878,085
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS.................    $69,936,011    $66,878,085
                                                      ===========    ===========




See Notes to Financial Statements.

                                 TXU ENSAVE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                        2000           1999
                                                        ----           ----

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
OF YEAR...........................................   $66,878,085    $67,302,743
                                                     -----------    -----------
ADDITIONS:
  Investment Income-- Interest and dividends......     2,097,263      3,882,588
                                                     -----------    -----------
  Contributions:
    Participants' payroll deductions..............     4,460,346      4,849,138
    Employer's matching contributions.............     1,625,096      1,736,571
    Other contributions...........................       337,942             --
                                                     -----------    -----------

      Total contributions.........................     6,423,384      6,585,709
                                                     -----------    -----------
  Net unrealized and realized appreciation
    (depreciation) in fair value of investments...     2,371,151     (2,649,898)
                                                     -----------    -----------

      Total additions.............................    10,891,798      7,818,399
                                                     -----------    -----------
DEDUCTIONS:
     Distributions to withdrawing participants....    (7,918,332)    (8,348,285)
                                                     -----------    -----------
TRANSFER BETWEEN FUNDS-- NET......................            --         27,192
                                                     -----------    -----------
OTHER ACTIVITY....................................        84,460         78,036
                                                     -----------    -----------
      Net additions (deductions)..................     3,057,926       (424,658)
                                                     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR....   $69,936,011    $66,878,085
                                                     ===========    ===========




See Notes to Financial Statements

                                 TXU ENSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

          General - In connection with the corporate name change to TXU Corp.,
          -------
     the name of the ENSERCH Corporation Employee Stock Purchase and Savings Plan was changed to the TXU ENSAVE Plan. The TXU ENSAVE Plan ("the Plan"), is a participant-directed defined contribution combination employee stock ownership and profit sharing plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code ("the Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          In August 1997, ENSERCH Corporation ("ENSERCH" or "the Corporation") became a wholly-owned subsidiary of Texas Utilities Company. In June 1999, ENSERCH Corporation's name was changed to TXU Gas Company ("TXU Gas"). In May 2000, Texas Utilities Company changed its corporate name to TXU Corp. The merger in 1997 was immediately preceded by a distribution of Enserch Exploration, Inc. ("EEX") (a majority-owned publicly traded subsidiary) shares to holders of ENSERCH common stock. Under terms of the merger agreement, shares of the common stock of TXU Corp. were exchanged for all of the outstanding shares of the Corporation and company matching contributions were modified to be in the form of TXU Corp. stock. Pursuant to the distribution of EEX shares, approximately $12,395,000 of Plan assets were transferred to the EEX Corporation Employee Stock Purchase and Savings Plan.

          The following description is provided for general information only. Reference should be made to the Plan document for more complete information.

          The Plan was established by ENSERCH and its divisions and participating subsidiary companies to encourage and assist employees in establishing an individual savings and investment program. A committee appointed by the TXU Corp. Board of Directors is responsible for the general administration, management and operation of the Plan. Chase Bank ("the Trustee"), a federally chartered bank, serves as trustee and is custodian of the assets of the Plan. Effective January 1, 2001 Dreyfus Retirement Services became record keeper of the Plan and Mellon Bank, N.A. became the trustee of the Plan.

          Eligibility and Participation - Participation by eligible employees is
          -----------------------------
     voluntary. All salaried employees of ENSERCH and its participating subsidiaries who were on the ENSERCH payroll for the last payroll period of 1997 are eligible to participate in the Plan, and those participating remain eligible while employed by an affiliate of TXU Corp. Individuals employed by TXU Gas and its subsidiaries subsequent to the last payroll period of 1997 are eligible to participate in the TXU Thrift Plan.

          Participants' Contributions - Under the Plan, a participant may invest
          ---------------------------
     pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of base pay. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $170,000 in 2000 on the pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Code.

          Eligible employees can roll over to the Plan distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

          Each participant is entitled to direct the allocation of his or her pretax, after-tax and rollover accounts among the common stock of TXU Corp. or other mutual fund investment options as offered. As of December 31, 2000 the mutual fund investment options included: the American AAdvantage International Institutional Fund, Dreyfus-Certus Stable Value Fund, Dreyfus Premier Balanced R-Class Fund, Fidelity Equity-Income Fund, American Express AXP New Dimensions Y-Class Fund, MAS Small Cap Value Institutional Fund, Vanguard Total Bond Market Index Institutional Fund and the Vanguard Institutional Index Fund. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment options at any time, in accordance with the Plan guidelines.

          Employer Matching Contributions ("Company Matching") - The maximum
          -------------------------------
     participant contribution eligible for matching is 6% of the participant's eligible compensation. Company matching contributions as a percentage of participant contributions are at a rate of 40%, 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. Company matching contributed to the Plan prior to the merger was invested at the participant's direction, in any of the Plan's investment options. Subsequent to the merger date, all Company matching contributions are in TXU Corp. common stock.

          Investment of Funds - All assets of the Plan are held by the Trustee
          -------------------
     for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

          Unit Values - Participants do not have beneficial ownership in
          -----------
     specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

          Withdrawal from the Plan - Withdrawals from the Plan are governed by
          ------------------------
     applicable Internal Revenue Service ("IRS") regulations and provisions of ERISA. Penalties may apply in certain instances.

          Employees may make full withdrawals from either their after-tax or company matching accounts at any time and for any reason. Employees may also make partial or full withdrawals from their rollover accounts at any time and for any reason. Employees may make withdrawals from pre-tax accounts after meeting certain qualifications as defined by the IRS based on certain hardship rules.

          A participant who terminates employment and has an account balance of more than $5,000 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

          The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

          Unclaimed Terminated Participants' Accounts - The plan has a
          -------------------------------------------
     segregated account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 2000 and 1999, were $951,695 and $778,618, respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 2000 and 1999, there was $349,161 and $308,474 respectively, invested in the Chase Bank Short Term Investment Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

          Federal Income Taxes - The Company has been advised by the IRS that
          --------------------
     the Plan meets the requirements of Section 401(a) of the Code as to form; that the trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Corporation subject to the conditions and limitations of Section 404 of the Code.

          Based on the Code and regulations issued pursuant thereto:

          (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

          (b) Employee after-tax contributions are not deductible on the participant's federal income tax return.

          (c) Only pre-tax contributions reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

          (d) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less any after-tax employee contribution. However, if the total withdrawal meets the lump sum distribution requirement of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

          Termination of the Plan - It is the intention of the Corporation to
          -----------------------
     continue the Plan until its merger into the TXU Thrift Plan effective December 31, 2001; however, the Corporation, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time. Upon its merger into the TXU Thrift Plan, certain provisions affecting Plan Participants were changed.

          In the event of termination of the Plan in whole or in part, each participant in the Plan shall receive a distribution of the entire balance in the participant's account. Participants are 100% vested in their accounts at all times.

2.   SUMMARY OF ACCOUNTING POLICIES

          Basis of Accounting - The financial statements of the Plan are
          -------------------
     prepared under the accrual method of accounting.

          Use of Estimates - The preparation of financial statements in
          ----------------
     conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

          Investment Valuation and Income Recognition - The Plan's investments
          -------------------------------------------
     are stated at fair value. Investments in common stock are valued at their quoted market value. Investments in mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Security transactions are recorded on the trade date.

          Expenses - All charges and expenses incurred in the administration of
          --------
     the Plan and fees and expenses of the Trustee are paid by the Corporation.

          New Accounting Pronouncements - In June 1998, the Financial Accounting
          -----------------------------
     Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137") Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date of SFAS No. 133 for one year. The Plan had no derivative financial instruments at December 31, 2000, and does not currently engage in hedging activities. The Plan adopted SFAS No. 133 on January 1, 2001, as required. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.

3.   INVESTMENTS

          The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                            DECEMBER 31,
                                                      -------------------------
                                                         2000           1999
                                                         ----           ----


American Express AXP New Dimensions Y-Class Fund,
  553,522 and 473,465 units, respectively.........    $16,085,362   $16,954,797

TXU Corp. Common Stock Fund, 483,318 and
  428,601 shares, respectively....................     21,417,034*   15,242,140*

Vanguard Institutional Index Fund, 82,092 and
  85,668 units, respectively......................      9,910,166    11,480,381

Dreyfus Premier Balanced R-Class Fund, 423,515 and
  0 units, respectively...........................      6,174,854            --

Fidelity Equity - Income Fund, 80,462 and
  96,629 units, respectively......................      4,299,094     5,167,694

Dreyfus-Certus Stable Value Fund, 4,666,609 and
  4,690,184 units, respectively...................      4,666,609     4,690,184

Hotchkis & Wiley Balanced Fund, 0 and
  478,428 units, respectively.....................             --     7,889,270

--------------------
*Nonparticipant-directed

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,371,151 and $(2,649,898), respectively, as follows:

                                                         2000           1999
                                                         ----           ----

Mutual funds......................................    $(2,898,909)  $ 3,505,951
Common stock......................................      5,270,060    (6,155,849)
                                                      -----------   -----------
                                                      $ 2,371,151   $(2,649,898)
                                                      ===========   ===========

     4.   NONPARTICIPANT- DIRECTED INVESTMENTS

          Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                                             DECEMBER 31,
                                                      -------------------------
                                                         2000          1999
                                                         ----          ----

     Net Assets:
       Common stock...............................    $21,417,034   $15,242,140

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                      -------------------------
                                                          2000         1999
                                                          ----         ----

Changes in Net Assets:
  Contributions...................................     $2,306,944    $2,564,675
  Dividends.......................................      1,062,882       898,986
  Net appreciation (depreciation).................      4,408,240    (4,572,582)
Benefits paid to participants.....................     (1,388,165)   (1,702,683)
Transfers between funds-- net.....................       (212,401)      168,962
Other activity....................................         (2,606)       13,069
                                                       ----------   -----------
                                                       $6,174,894   $(2,629,573)
                                                       ----------   -----------

5.   PARTICIPANT LOANS

     Participants may borrow up to 50% of the market value of their pre-tax employee contribution account and any rollover account; however, the loan cannot exceed $50,000 less the maximum outstanding loan balance in the previous one year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6.0% to 9.5%. Loans are funded by withdrawals from the participant's investment accounts. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service, except mortgage loans may have a maximum term of 15 years or, if earlier, severance from service. A participant may have a maximum of two concurrent loans. Loans may be repaid, in full, at any time.

                                 TXU ENSAVE PLAN

                     FORM 5500, SCHEDULE H, PART IV, LINE 4I

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

  DESCRIPTION OR                                                       CURRENT
IDENTITY OF ISSUER                     INVESTMENT           COST        VALUE
------------------                     ----------           ----        -----

EEX COMMON STOCK FUND                  378,812 shares,                $1,846,708
                                       par value at $1.00
                                       per share

TXU COMMON STOCK FUND 1,2              483,318 shares,   $17,778,612  21,417,034
                                       no par value

AMERICAN AADVANTAGE
  INTERNATIONAL INSTITUTIONAL FUND     46,388 units                      801,128

DREYFUS-CERTUS STABLE VALUE FUND       4,666,609 units                 4,666,609

DREYFUS PREMIER BALANCED R-CLASS FUND  423,515 units                   6,174,854

FIDELITY EQUITY-INCOME FUND            80,462 units                    4,299,094

FIDELITY RETIREMENT
  GOVERNMENT MONEY MARKET FUND         846 units                             846

AMERICAN EXPRESS AXP NEW DIMENSIONS
  Y-CLASS FUND                         553,522 units                  16,085,362

MAS SMALL CAP VALUE INSTITUTIONAL FUND 52,036 units                      988,166

VANGUARD TOTAL BOND MARKET INDEX
  INSTITUTIONAL FUND                   220,654 units                   2,197,716

VANGUARD INSTITUTIONAL INDEX FUND      82,092 units                    9,910,166

LOANS TO PARTICIPANTS 1
  Interest Rate - Ranges from
  6.0% - 9.5% (Based on Prime on
  date of loan)

                                                                       1,190,977
                                                                     -----------
          TOTAL                                                      $69,578,660
                                                                     ===========

1  Party-in-Interest.
2  Nonparticipant-directed.

                                 TXU ENSAVE PLAN

                     FORM 5500, SCHEDULE H, PART IV, LINE 4J

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                        PURCHASES
                                              ----------------------------
IDENTITY OF                                    NUMBER OF
  PARTY INVOLVED    DESCRIPTION OF ASSET      TRANSACTIONS        AMOUNT
-----------------   --------------------      ------------        -------

CHASE BANK          TXU CORP. COMMON STOCK        179            4,142,217



                                                                              SALES
                                              -----------------------------------------------------------------
                                                                                        CURRENT
                                                                                       VALUE OF
                                                                                       ASSET ON        REALIZED
IDENTITY OF                                    NUMBER OF         SELLING     COST     TRANSACTION        GAIN
  PARTY INVOLVED    DESCRIPTION OF ASSET      TRANSACTIONS        PRICE    OF ASSET       DATE          (LOSS)
-----------------   --------------------      ------------        -----    --------    -----------    ---------
None


INDEPENDENT AUDITORS' REPORT


TXU THRIFT PLAN COMMITTEE
TXU ENSAVE PLAN:

We have audited the accompanying statements of net assets available for benefits of the TXU ENSAVE Plan ("the Plan" - Formerly the ENSERCH Corporation Employee Stock Purchase and Savings Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) at December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Dallas, Texas
June 15, 2001

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                TXU ENSAVE PLAN


                                          By /s/ Robert L. Turpin
                                             --------------------------
                                       Robert L. Turpin, Assistant Secretary
                                            TXU Thrift Plan Committee


June 29, 2001